SPLIT MOUNTAIN PRODUCTIONS INC.
Balance Sheet
(Unaudited)

May 31, 2017

ASSETS		
Current Assets		
Cash	$	500
Total current assets		500
TOTAL ASSETS	$	500
LIABILITIES AND EQUITY		
Liabilities	$	-
Equity		
Common Stock, 100,000,000 shares authorized, 5,000,000 outstanding		500
Retained earnings		-
Total Equity		500
TOTAL LIABILITIES AND EQUITY	$	500



David H Greene
Chief Operating Officer